Mail Stop 4561

August 14, 2006

VIA USMAIL and FAX (561) 423-7729

Mr. Donald B. Cohen
Chief Financial Officer
The Quantum Group, Inc.
3460 Fairlane Farms Road, Suite 4
Wellington, Florida 33414

> **Re: The Quantum Group, Inc.**
> **Form 10-KSB for the year ended 10/31/2005**
> **Filed on 2/14/2006**
> **File No. 000-31727**

Dear Mr. Donald B. Cohen:

We have reviewed your response letter dated July 10, 2006 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment.   If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB/A FOR THE YEAR ENDED OCTOBER 31, 2005

Exhibits 31 and 32

1.   Rule 12b-15 of the Exchange Act states that an amendment to reports required to include certifications must include new certifications.   Please update your certifications.

* * * *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant